SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 December 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 11 December 2006
99.2	Transaction in Own Shares dated 11 December 2006
99.3	Director/PDMR Shareholding dated 13 December 2006
99.4	Director/PDMR Shareholding dated 14 December 2006
99.5	Director/PDMR Shareholding dated 14 December 2006
99.6	Director/PDMR Shareholding dated 18 December 2006
99.7	Director/PDMR Shareholding dated 19 December 2006
99.8	Blocklisting Application dated 20 December 2006
99.9	Director/PDMR Shareholding dated 20 December 2006

99.1

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
11 December 2006

Following a release to participants (not Directors) under the Executive Share
Option Plan on 11 December 2006.  InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -               219,214
Total holding in the Trust following this notification -  2,480,696 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.2

11 December 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 182,000 of its ordinary shares at a price of 1097.700549p per share.

99.3

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
13 December 2006

Following a release to participants (not Directors) under the Executive Share
Option Plan on 13 December 2006.  InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                   18,036
Total holding in the Trust following this notification -      2,462,660 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Patrick Imbardelli
President, Asia Pacific (PDMR)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Sale of shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

45,000

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

£10.986572

10. Date and place of transaction

11 December 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

897,497

12. Date issuer informed of transaction

14 December 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

14 December 2006

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Tracy Robbins
Executive Vice President, Global Human Resources (PDMR)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Release of shares under the terms of the InterContinental Hotels Group PLC Short
Term Deferred Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

3,987

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Not applicable

10. Date and place of transaction

12 December 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

160,815

12. Date issuer informed of transaction

14 December 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

14 December 2006

99.6

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
18 December 2006

Following a release to participants (not Directors) under the Executive Share
Option Plan on 18 December 2006.  InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                   21,887
Total holding in the Trust following this notification -      1,732,597 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.7

                         InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
19 December 2006

Following a release to participants (not Directors) under the Executive Share
Option Plan on 19 December 2006.  InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                       9,917
Total holding in the Trust following this notification -          1,722,680 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.8

InterContinental Hotels Group PLC

20 December 2006

Application has been made to The UK Listing Authority and the London Stock
Exchange for a block listing of 3 million Ordinary shares of 11 3/7 pence each under the InterContinental Hotels Group PLC Executive Share Option Plan, to
trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the
Company.

99.9

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
20 December 2006

Following a release to participants (not Directors) under the Executive Share
Option Plan on 20 December 2006.  InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee
Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -               18,787
Total holding in the Trust following this notification -  1,703,893 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 December 2006